Atna Completes First Phase of Drilling at Jarbidge, Nevada

Vancouver, B.C. (December 21, 2007). Atna Resources Ltd. (ATN:TSX)  has  completed it’s 2007 drill program at Jarbidge, Elko County, Nevada. Gold and silver mineralization were encountered in association with the five structures tested in the first round of drilling. Broad intervals of gold mineralization were intersected in the Longhike vein, including 0.031 ozs per ton over 84 feet and 0.045 ozs per ton over 60 feet, within an envelope of altered, quartz veined volcanic rock. The gold mineralization indicates exploration potential along the strike length and at depth in the Longhike structure. Silver grading 1.7 ozs/ton over a 5 foot core interval was intersected in the Alta structure, suggesting that the upper portion of the epithermal system has been intersected and that gold mineralization may occur at a deeper level.  The Pick and Shovel, Starlight-Legitimate, and Success-Bluster structures all returned anomalous gold values and widths, indicating that further drilling could discover high grade ore shoots within the structures. The most significant results are tabulated below.

Drill hole No.	Target Area	From-To (ft)	Length (ft) (1)	oz/ton Au	oz/ton Ag

AJLH-006	Longhike Vein	887.3 - 914.8	27.5	0.042	0.34
	including	901.8 - 904.6	2.8	0.221	0.84
	and	985.0 - 1,069.0	84.0	0.031	0.19
AJLH-021	Longhike Vein	345.0 – 350.0	5.0	0.109	0.14
AJLH-022	Longhike Vein	385.0 – 445.0	60.0	0.045	0.05
	including	420.0 – 425.0	5.0	0.145	0.11

AJLH-024	Longhike Vein	605.0 – 655.0	50.0	0.023	0.08
	and	685.0 – 695.0	5.0	0.098	0.23
AJALT-027	Alta structure	60.0 - 65.0	5.0	0.001	1.79
AJBL-007	Pick & Shovel	150.0 – 155.0	5.0	0.130	0.08
AJLH-029	Starlight-Legitimate	263.5 – 312.5	49.0	0.016	0.67
	including	305.0 – 312.5	7.5	0.037	0.46
AJBL-012	Success-Bluster	195.0 – 200.0	5.0	0.024	0.00
AJBL-013	Success Bluster	0.0 – 5.0	5.0	0.036	0.10
	and	45.0 – 50.0	5.0	0.039	0.00
(1) The lengths of the intercepts do not represent true vein widths. Insufficient data (too few intercepts) currently exists to determine the true width of the veins.

A total of 10,380 feet of reverse circulation rotary drilling and 2,418.8 feet of diamond core drilling in 24 holes was completed in five target areas.  Permit applications have been submitted to the US Forest Service which, upon approval, would allow for a flexible work plan over a five year period for further exploration of the Longhike vein and for the construction of drill roads to test the district’s other mineralized structures.

Jarbidge is a historic gold mining district where over 350,000 ounces of gold and 1.2 million ounces of silver were produced prior to 1937.  Gold and silver mineralization is hosted by Tertiary rhyolitic volcaniclastics and lavas associated with the Jarbidge volcanic center.  Mineralization may be characterized as a low-sulfidation, epithermal vein system with similarities to the Ken Snyder Mine in the Midas District, Elko County, Nevada (operated by Newmont Mining).  Atna has targeted the quartz-adularia vein systems that were prospected and/or developed early in the last century.  Mapping, sampling and historic data compilation has identified over 55,000 linear feet of veins and/or altered fault zones representing drill target areas.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. Assays results disclosed in this press release were completed by Inspectorate America Corporation in Reno, Nevada. Analytical work was by standard industry methods with gold assays complete by standard fire assay methods with an Atomic Absorption finish. Silver assays were completed by ICP Mass Spec. Inspectorate was also responsible for all sample preparation.

For further information and the forward looking statement, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist;
Tel: (604) 684-2285, E-mail: kjohnston@atna.com

Forward-Looking Statements

Except for the statements of historical fact that may be contained herein, this news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting drilling and other exploration results; fluctuating commodity prices and exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; environmental risks and hazards; and other risks and uncertainties disclosed in the Company’s current Annual Information Form filed with the Canadian securities regulatory authorities and Form 20-F filed with the United States Securities and Exchange Commission.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.